Filed by Overture Services, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Overture Services, Inc.
Commission File No.: 000-26365

On September 3, 2003, Overture Services, Inc. issued a press release announcing that it will hold a special stockholder meeting for the purpose of voting upon a proposed acquisition by Yahoo! Inc. The text of the press release follows.

FOR IMMEDIATE RELEASE

Overture Contacts:
Media	Investors
Jim Olson	Laurie Berman
626-229-5242	626-229-5368

OVERTURE CALLS SPECIAL STOCKHOLDER MEETING TO
VOTE ON PROPOSED ACQUISITION BY YAHOO!

PASADENA, Calif., September 3, 2003 – Overture Services, Inc. (Nasdaq: OVER), a global leader in commercial search services on the Internet, today announced that it will hold a special meeting of stockholders on October 7, 2003 for the purpose of asking stockholders to consider and vote upon a proposal to approve the company’s previously announced agreement to be acquired by Yahoo!. The meeting will be held at 8:00 a.m. PDT on October 7, 2003 at the Marriott Courtyard – Old Pasadena Hotel in Pasadena, California. All Overture common stockholders of record at the close of business on August 27, 2003 will be entitled to vote at the meeting.

About Overture

Overture is a global leader in commercial search services on the Internet, providing new and more powerful ways for businesses and customers to connect online. Overture pioneered commercial search by aligning the interests of consumers, its 95,000 active, paying advertisers and its distribution partners, including Yahoo!, MSN and CNN. The company offers a full suite of Internet search products and search-related services. In addition, the company operates the AltaVista.com and AlltheWeb.com Web sites. Founded in 1997, Overture is based in Pasadena, Calif., with U.S. offices in New York, Chicago, San Francisco and Palo Alto, Calif. The headquarters for Overture’s non-U.S. business is in Ireland, with offices in the United Kingdom, Germany, France, Italy, Norway, Japan, South Korea and Australia. On July 14, 2003, Yahoo! and Overture signed a definitive agreement for Yahoo! to acquire Overture subject to certain conditions. For more information about Overture, visit www.overture.com.

This press release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include without limitation statements regarding the proposed acquisition of Overture by Yahoo! and the date of the proposed special meeting of stockholders. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially. These risks and uncertainties include, among others: possible adjournment or postponement of the special meeting of stockholders; failure to satisfy conditions to closing of the merger, including receipt of Overture stockholder approval; and the risk that the benefits of Overture’s acquisition by Yahoo! will not be achieved or will take longer than expected. For a discussion of other risks that could cause actual results or events to differ materially from such forward-looking statements, see the discussion of “Risks That Could Affect Our Financial Condition and Results of Operations” in Overture’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the period ended June 30, 2003 and the proxy statement/prospectus of Overture and Yahoo! dated September 3, 2003 relating to the proposed acquisition. Overture undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.

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Additional Information

Yahoo! Inc. and Overture Services, Inc. have filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Yahoo! and Overture. Investors and security holders are urged to read these documents, and any amendment to these documents and the documents incorporated by reference in this filing because they contain important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Overture by contacting Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Yahoo! by contacting Yahoo! Investor Relations, 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

Yahoo! and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding the directors and executive officers of Yahoo! is also included in Yahoo’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 15, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Yahoo! by contacting Yahoo! Investor Relations at 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

Overture and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding these directors and executive officers is also included in Overture’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 18, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Overture by contacting Overture Investor Relations at Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686.

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